June 17, 2015

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Wilson:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the staff’s comment letter dated June 4, 2015, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed on February 20, 2015. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition

Standalone Software Sales and Integration Services, page 45

1.	Please refer to our prior comment 1. Please address the following:

•	Please tell us the median of your renewal rate range of 17% to 23% and how you concluded from that median you have a reasonable range of VSOE of fair value.

•
Please clarify your response that “80% of the renewal rates were within a narrow range of 17% to 23%.” Specifically, clarify whether this relates to stated renewal rates, or the percentage of your customers who actually renew at the stated rate.

•
We note that for arrangements that have renewal rates below your range, you allocate revenue to maintenance and support services using the mid-point of the range, or 20% of the contract value, but for arrangements that have renewal rates above your range, you allocate revenue based on the contractually stated amount. Please also tell us why you recognize the stated contractual rate for arrangements that have renewal rates above your range instead of the outer limit of your established range. To the extent this policy election is material to revenues please revise future filings to make this clear.

Response: The Company provides the following clarification:

The Company’s median renewal rate is 20%. The Company performs an annual VSOE analysis to validate that at least 80% of its maintenance and support services renewals fall within a range of plus or minus 15% from our median renewal rate (i.e., since 20% of the net software license fee is the midpoint, the range is 17% to 23%), and as such, its renewal rates are substantive and represent a reasonable range of VSOE of fair value.

More than 80% of the Company’s customers renew maintenance and support services at rates within a narrow range of 17% to 23% of the contracted net license value.

For arrangements that have renewal rates above the Company’s narrow range of 17% to 23%, the Company allocates revenue based on the contractually stated amount in accordance with ASC 985-605-25-13. This paragraph states that “no portion of the fee (including amounts otherwise allocated to delivered elements) meet the criterion of collectibility if the portion of the fee allocable to delivered elements is subject to forfeiture, refund, or other concession if any of the undelivered elements are not delivered”. Certain maintenance and support services are subject to cancellation during their term with a credit or refund provided for the remaining service period, and as such, allocating revenue based on the outer limit of the Company’s established range would result in such a situation for arrangements that are priced above the range of VSOE.

14. Income Taxes, page 76

2.
Please refer to our prior comment 2. We note your response; however it remains unclear what consideration you gave to providing a more detailed discussion regarding the specific underlying causes of changes in your foreign tax rates separately from your domestic tax rates. Please provide additional information in this regard in future filings pursuant to Item 303(A)(3)(i) of Regulation S-K.

Response: Consistent with Item 303(a)(3)(i) of Regulation S-X, the Company considered the impact of any unusual or infrequent events, transactions or economic changes on both our domestic and foreign tax rates and respectfully believes that the disclosures on pages 76 and 77 of the Company’s Annual Report on Form 10-K addressed those requirements. The Company, however, acknowledges the Staff’s comments and in future filings will carefully examine any such events, transactions or economic changes as they pertain to domestic and foreign tax rates, and will provide additional information as necessary.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these matters which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Jim Shapiro at (203) 351-7587.

/s/ Michael Monahan
Michael Monahan
Executive Vice President, Chief Operating Officer
and Chief Financial Officer

Copies:
Brian Lane - Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP
Jim Shapiro

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